Stradley Ronon Stevens & Young, LLP 2000 K Street, NW, Suite 700 Washington, DC 20006 Telephone: 202.822.9611 Fax: 202.822.0140 www.stradley.com
Cillian M. Lynch, Esquire 202.419.8416 clynch@stradley.com

June 30, 2021
VIA EDGAR

U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549-9303

Attention: Mr. Matthew Williams, Esquire

Re: VanEck Funds
File No. 811-04297 and 002-97596

Dear Mr. Williams:

On behalf of the VanEck Funds (the “Registrant”), and its series the Environmental Sustainability Fund (the “Fund”), included in Post-Effective Amendment No. 164 (the “Amendment”) to the Registrant’s registration statement on Form N-1A, below you will find the Registrant’s responses to the comments conveyed by you on May 24, 2021, with regard to the Amendment. The Amendment was filed with the U.S. Securities and Exchange Commission (“SEC”) on April 6, 2021, pursuant to the Investment Company Act of 1940, as amended, and Rule 485(a)(2) under the Securities Act of 1933, as amended (the “Securities Act”).

Below we have provided your comments and the Registrant’s response to each comment. These responses will be incorporated into a post-effective amendment filing to be made pursuant to Rule 485(b) of the Securities Act. Capitalized terms not otherwise defined in this letter have the meanings assigned to the terms in the Amendment.

General Comments

1.	Comment:	Please update the EDGAR series class when available.

	Response:	The Registrant has updated its EDGAR series class as requested.

2.	Comment:	Please file this comment response letter at least five (5) business days prior to the effectiveness of the Amendment.

U.S. Securities and Exchange Commission Page 2

	Response:	The Registrant confirms that it has filed this comment response letter at least five (5) business days prior to the effectiveness of the Amendment.

PROSPECTUS

Fund Fees and Expenses
3.	Comment:	Please update the introductory paragraph of the Fees and Expenses of the Fund table with the revised disclosure as required by Form N-1A, Item 3.

	Response:	The Registrant has updated this paragraph as follows:

This table describes the fees and expenses that you may pay if you buy and hold shares of the Fund. You may pay other fees, such as brokerage commissions and other fees to financial intermediaries, which are not reflected in the tables and examples below. You may qualify for Class A sales charge discounts if you and your family (includes spouse and children under age 21) invest, or agree to invest in the future, at least $25,000, in the aggregate, in Classes A and C of the VanEck Funds. More information about these and other discounts is available from your financial professional and in the “Shareholder Information-Sales Charges” section of this prospectus, in the “Availability of Discounts” section of the Fund’s Statement of Additional Information (“SAI”) and, with respect to purchases of shares through specific intermediaries, in Appendix A to this prospectus, entitled “Intermediary Sales Charge Discounts and Waivers”.

4.	Comment:	Prior to the filing going effective, please file as correspondence on EDGAR, the final Fee Table and Expense Example, including any fee waiver and/or expense cap disclosure.

	Response:	The updated Fee Table and Expense Example is attached hereto as Exhibit A.

5.	Comment:	The Staff notes that while the Fee Table shows footnote 1, there is no indication of where the footnote goes in the actual Fee Table. Please update to indicate what footnote 1 is referencing.

U.S. Securities and Exchange Commission Page 3

	Response:	The Fee Table has been updated as requested.

6.	Comment:
With regard to footnote 2 to the Fee Table, please update the second sentence to note: (1) whether the waiver will be in effect for at least one year; and (2) the amount waived that may be recouped, including the terms.

Response:
The Registrant has updated footnote 2 to indicate that the waiver will be in effect for at least one year. Additionally, the Registrant does not recoup any amounts waived and therefore believes no additional disclosure is required.

Principal Investment Strategies

7.	Comment:
 Please describe more clearly what due diligence practices apply as screening criteria to portfolio companies regarding sustainability. In particular: (1) please disclose what underlying data the Adviser reviews to determine a company meets the sustainability criteria and what the source of this data is (i.e., proprietary data, third party data, or data from an index); (2) whether the sustainability screen is applied to every investment; and (3) whether there is a score that a company needs to meet to be included or excluded from the criteria. Please summarize in the “Principal Investment Strategies” section, as well as in Item 9, as applicable.

U.S. Securities and Exchange Commission Page 4

Response:
The Fund’s investment team primarily derives its due diligence with regard to environmental sustainability factors from company sustainability reports, third party sources, proprietary data and its own investment judgement. While third party data and scoring systems may factor into the analysis of potential portfolio companies, the Fund’s investment team does not expect to base its investment decisions solely on those sources. Given the lack of standardization in data reporting from companies, the Registrant believes that establishment of a pre-determined score is not all-encompassing in gauging a company’s standing on environmental sustainability and, as such, the Fund’s investment team seeks to improve upon this through other means such as supplemental analysis or engagement. Therefore, the Registrant believes that the current Principal Investment Strategies section accurately describes how the Fund applies its screening criteria to portfolio companies regarding environmental sustainability.

8.	Comment:
With regard to the sentence that reads “Under normal conditions, the Fund invests at least 80% of its net assets in securities of companies operating in environmental sustainability markets,” please add “plus any borrowing for investment purposes” behind “net assets”.

Response:
Registrant respectfully declines to revise the disclosure as requested as the Fund does not intend to engage in any borrowings for investment purposes. Therefore, the inclusion of the additional language could mislead investors into believing that the Fund intends to engage in borrowing for investment purposes as a principal investment strategy.

9.	Comment:	With regard to the reference to “a subset of the United Nations’ Sustainable Development Goals”, please clarify what specific goals this references, as it is not readily apparent from the disclosure.

U.S. Securities and Exchange Commission Page 5

Response:
Currently, the Fund’s investment team takes into consideration the following subset of the United Nations Sustainable Development Goals (“UNSDG”): (i) No Poverty, (ii) Zero Hunger, (iii) Good Health and Well-Being, (iv) Clean Water and Sanitation, (v) Affordable and Clean Energy, (vi) Industry, Innovation and Infrastructure, (vii) Sustainable Cities and Communities, (viii) Responsible Consumption and Production, (ix) Climate Action, (x) Life Below Water, and (xi) Life On Land. The UNSDG that the investment team takes into consideration may change over time. Given that the subset of the UNSDG that the investment team may take into consideration may vary over time, Registrant believes the disclosure as currently drafted is appropriate.

10.	Comment:
With regard to the sentence that reads “These may include sectors such as renewable energy (solar, wind, geothermal, hydroelectric), smart resource management (energy efficiency, manufacturing), agriculture technology, recycling, water and advanced materials (electrification of transport, battery technologies),” please clarify whether this list is inclusive, or whether the markets in which the Fund may invest primarily includes the listed sectors.

Response:
The Registrant submits that this list is intended to disclose the industries relating to environmental sustainability in which the Fund may primarily invest consistent with its focus on environmental sustainability markets. The Registrant will review this list in connection with the Fund’s annual update process in the future and, if applicable, update the same accordingly.

11.	Comment:
With regard to the sentence that reads “The Adviser may identify other sectors that it considers to qualify as environmental sustainability markets,” please describe generally the criteria that the Adviser will use in making this determination.

U.S. Securities and Exchange Commission Page 6

Response:
Registrant believes that the paragraph preceding the referenced sentence adequately explains the Adviser’s approach to identifying industries relating to environmental sustainability. Any other industries identified would also be aligned with environmentally-focused aspirations, as outlined by the objectives set forth by the indicated subset of the UN’s Sustainable Development Goals.

12.	Comment:
In the first sentence of the second paragraph, there is a reference to any “environmental sustainability sector”, please clarify in the Fund’s disclosure how this differs from “environmental sustainability markets”, which is used in the first paragraph.

Response:
The Registrant has updated the referenced disclosure as follows:
The Fund may invest without limitation in any environmental sustainability ~~sector~~ related industries and may have no exposure to one or more particular environmental sustainability ~~sectors~~ related industries at any given time.

13.	Comment:
With regard to the sentence that reads “Utilizing qualitative and quantitative measures, the Fund’s investment management team selects equity securities of companies that it believes represent value opportunities and/or that have growth potential,” (1) please summarize the qualitative and quantitative measures the Adviser uses both in Item 4 and in more detail in Item 9; (2) please clarify how the environmental sustainability criteria interacts with the qualitative and quantitative measures (i.e. whether these measures are applied before or after the sustainability screening); and (3) please generally discuss whether the Fund emphasizes value or growth and/or blends when it decides which companies to buy or sell. If applicable, please add value and/or growth strategy disclosure to Item 4 and Item 9.

U.S. Securities and Exchange Commission Page 7

Response:
The Fund’s investment management team selects securities using a fundamental stock analysis in which it assesses, among other factors, an issuer’s financial statements and growth projections relative to the market value as well as the quality of company operations and management leadership. A sustainability assessment is concurrently conducted as the Adviser believes the quality of a company’s environmental footprint and impact is intrinsically tied to how such company runs its operations.
The Fund focuses on both value and growth given its focus in identifying portfolio companies through the fundamental stock and sustainability analyses described above.

14.	Comment:
With regard to the sentence that reads “The Fund may use derivative instruments, such as structured notes, warrants, currency forwards, futures contracts, options and swap agreements, to gain or hedge exposure to environmental sustainability sectors or companies,” please remove the “such as” qualifier and include a more specific list of the derivatives that the Fund may utilize.

Response:
The Fund has listed the derivatives that it expects to use in connection with carrying out its principal investment strategy as well as the related risks associated with such investments in accordance with the guidance found in the Letter to Karrie McMillan, Investment Company Institute, from Barry D. Miller, Associate Director, Division of Investment Management, SEC (July 30, 2010). Consistent with the letter, the Registrant’s disclosure focuses on the Fund’s anticipated investment operations, rather than on investments that the Fund might make. In addition, the Fund may utilize additional derivative instruments consistent with the Fund’s principal investment strategy and risks.

15.	Comment:	If the Fund will count derivatives toward its 80% policy, please confirm supplementally whether under normal circumstances derivatives are valued using the mark-to-market value.

U.S. Securities and Exchange Commission Page 8

Response:
The Registrant intends to take into account exposures created by derivative instruments for purposes of the Fund’s 80% policy in a manner consistent with Rule 35d-1 under the Investment Company Act of 1940, as amended (“1940 Act”), and believes that the use of notional value may be an appropriate measure of the economic exposure of a fund in certain circumstances. By way of example, if a derivative creates an investment exposure to an issuer in an amount equal to the mark-to-market value of the derivative, the Fund would typically expect to use that value for purposes of the 80% test. On the other hand, if the derivative creates an exposure equivalent to a cash investment in the underlying issuer equal to the derivative’s notional amount, the Fund reserves the right to use that amount for purposes of the 80% test. We respectfully submit that such treatment is consistent with the SEC’s statement that “[i]n appropriate circumstances” an investment company could “include a synthetic instrument in the 80% basket if it has economic characteristics similar to the securities included in that basket.” See Investment Company Names, Investment Company Act Release No. 24828, at n.13 (Jan. 17, 2001). Moreover, the Commission did not provide definitive guidance as to how to calculate the asset value of derivatives when it adopted Rule 35d-1. Therefore, as disclosed, a Fund will count the notional value of a derivative for purposes of compliance with Rule 35d-1 when the Fund determines such notional value is an appropriate measure of the Fund’s exposure to investments. In the Registrant’s view, using notional value in certain instances is a better indicator of potential investment return and more accurately aligns the Fund’s name with its actual investment exposure, thereby better informing investors of what they are investing in, which is the intent of Rule 35d-1.

16.	Comment:	Please disclose, if accurate, that the Adviser’s sustainability screening methodology would be applied to underlying investments rather than to the Fund’s derivatives instruments.

U.S. Securities and Exchange Commission Page 9

Response:
The Registrant has updated its disclosure as follows:
The Fund may use derivative instruments, such as structured notes, warrants, currency forwards, futures contracts, options and swap agreements, to gain or hedge exposure to environmental sustainability sectors or companies. The Fund’s screening methodology for securities of companies operating in environmental sustainability markets is applied to underlying investments rather than to the derivatives instruments themselves. The Fund may enter into foreign currency transactions to attempt to moderate the effect of currency fluctuations. The Fund may write covered call options on portfolio securities to the extent that the value of all securities with respect to which covered calls are written does not exceed 10% of the Fund’s net asset value.

17.	Comment:
With regard to the sentence that reads “The Fund may also invest up to 20% of its net assets in securities issued by other investment companies, including exchange- traded funds (“ETFs”),” please list any Acquired Fund Fees and Expenses (“AFFE”) in the fee table if greater than one basis point.

	Response:	Registrant will update the fee table to include any incurred AFFE if the amount of AFFE exceeds one basis point.

18.	Comment:
With regard to the sentence that reads “The Fund may also invest in money market funds, but these investments are not subject to this limitation,” please supplementally clarify whether this limitation refers to the limitation that the Fund may invest up to 20% of its net assets in securities issued by other investment companies.

	Response:	Registrant confirms that the referenced limitation is the limitation that the Fund may invest up to 20% of its net assets in securities issued by other investment companies.

Principal Risks

19.	Comment:	If Fund shares are sold through banks, please add the disclosure required by Form N-1A, Item 4(b)(1)(iii).

U.S. Securities and Exchange Commission Page 10

	Response:	The Fund is not sold directly through banks, and therefore will not require disclosure that an investment in the Fund is not a deposit of the bank.

20.	Comment:	Given the Fund’s principal investment strategies, please add a risk of investing in equity securities.

Response:
The Registrant has added the following risk disclosure to the “Principal Risks” disclosure:
Equity Securities. The value of the equity securities held by the Fund may fall due to general market and economic conditions, perceptions regarding the markets in which the issuers of securities held by the Fund participate, or factors relating to specific issuers in which the Fund invests. Equity securities are subordinated to preferred securities and debt in a company’s capital structure with respect to priority in right to a share of corporate income, and therefore will be subject to greater dividend risk than preferred securities or debt instruments. In addition, while broad market measures of equity securities have historically generated higher average returns than fixed income securities, equity securities have generally also experienced significantly more volatility in those returns, although under certain market conditions fixed income securities may have comparable or greater price volatility.

21.	Comment:	The Staff notes that the Fund’s principal risks are listed in alphabetical order. Please re-order the principal risks to prioritize the risks that are most likely to adversely affect the Fund.

	Response:	The Registrant acknowledges the Staff’s views on alternative approaches in disclosure presentation. However, after consideration of the issues, the Registrant believes its approach is consistent with, and sufficiently responsive to, the requirements of Form N-1A at present. The Registrant respectfully declines to make the requested change at this time.

U.S. Securities and Exchange Commission Page 11

22.	Comment:	Please add concentration and/or non-diversification risks as applicable.

Response:
The Registrant believes that risk disclosure regarding concentration is not applicable as the Fund does not plan to concentrate in any one industry other than in issuers operating within industries relating to environmental sustainability. Additionally, the Registrant has added the following risk to its Item 4 Principal Risks:
Non-Diversification. A non-diversified fund’s greater investment in a single issuer makes the fund more susceptible to financial, economic or market events impacting such issuer. A decline in the value of or default by a single security in the non-diversified fund’s portfolio may have a greater negative effect than a similar decline or default by a single security in a diversified portfolio.

23.	Comment:	With regard to the risk disclosure for “Investments in Other Investment Companies,” please add the risks specific to ETFs, if applicable.

Response:
Registrant notes that the Fund’s current disclosure for “Risks of Investing in Other Investment Companies”, in the “Additional Information About Principal Investment Strategies and Risks” section includes reference to ETFs, including the risks that an ETF may trade at a premium or discount to its net asset value. Registrant believes this disclosure, in conjunction with the risk disclosure related to other investment companies in general, provides sufficient explanation of the Fund’s risks related to its potential investments in ETFs.

24.	Comment:	Please add reference to the COVID-19 pandemic in “Market” risk disclosure.

	Response:	Registrant notes that specific reference to the COVID-19 pandemic is included in its Item 9 Market Risk and therefore believes no additional disclosure is necessary.

U.S. Securities and Exchange Commission Page 12

25.	Comment:	In the second sentence of the “Sectors” risk disclosure, please confirm whether the sectors listed are the only sectors the Fund invests in. If not, please add any other sectors (i.e. energy) that will constitute significant portions of the Fund’s portfolio and add corresponding Item 4 and Item 9 risk disclosure.

Response:
The Registrant will amend the current risk disclosure given that the Fund does not plan to concentrate in any one industry other than in issuers operating within industries relating to environmental sustainability.

26.	Comment:	The Staff notes that the SAI disclosure indicates the Fund “will invest 25% or more of its total assets in “environmental sustainability markets”, and therefore it appears as though the Fund is concentrated. Please disclose the sectors or industries in which the Fund is concentrated, as well as the appropriate principal investment strategy and principal risk disclosure. Please also distinguish between sectors and industries the Fund is concentrated in and those the Fund is significantly invested in.

Response:
The Registrant respectfully declines to update its principal investment strategy disclosure as the industries relating to “environmental sustainability” are already disclosed in the principal investment strategies. Additionally, we have added a risk factor relating to the risk of investing in Environmental-Related securities.

27.	Comment:	Please consider whether risk of investing in large capitalization companies is an applicable risk for the Fund and revise as necessary.

Response:
The Registrant believes that disclosure specific to large cap securities risk is not necessary, and is sufficiently addressed by the addition of Equity Securities Risk, and the Fund’s existing disclosure.

28.	Comment:	With regard to the “Special Purpose Acquisition Companies” risk disclosure, please add reference to SPACs in the Fund’s principal investment strategy disclosure.

U.S. Securities and Exchange Commission Page 13

Response:
The Fund’s “Principal Investment Strategies” section has been updated as follows:
The Fund may invest in securities of companies located anywhere in the world, including the U.S. Under ordinary circumstances, the Fund will invest in securities of issuers from a number of different countries, and may invest any amount of its assets in emerging markets. The Fund may invest in securities of companies of any capitalization range. The Fund may also invest in special purpose acquisition companies (SPACs). The Fund is considered to be “non-diversified,” which means that it may invest a larger portion of its assets in a single issuer.

29.	Comment:	With regard to “Sustainability Investing Strategy Risk,” consider whether additional principal risk disclosure covering the environmental portion of the Fund’s principal investment strategy is appropriate.

U.S. Securities and Exchange Commission Page 14

Response:
The Registrant has added the following as a principal risk:
Environmental-Related Securities Risk – Companies that promote positive environmental policies may not perform as well as companies that do not pursue such goals. Issuers engaged in environmentally beneficial business lines may be difficult to identify and investments in them maybe volatile. They may be highly dependent upon government subsidies, contracts with government entities, and the successful development of new and proprietary technologies. Such technologies risk rapid product obsolescence, short product cycles, and competition from new market entrants. Current valuation methods used to value companies involved in alternative, clean water, and clean power technology sectors, for example, may not have been in widespread use for a significant period of time, and it may be difficult to value share prices of such issuers. In addition, seasonal weather conditions, fluctuations in supply of and demand for clean energy products (including, in relation to traditional energy products, such as oil and gas), changes in energy prices, and international political events may cause fluctuations in the performance of these issuers and the prices of their securities. Environmentally-focused investing is qualitative and subjective by nature, and there is no guarantee that the factors utilized by the Adviser or any judgment exercised by the Adviser will reflect the opinions of any particular investor. Information regarding responsible practices is obtained through voluntary or third-party reporting, which may not be accurate or complete, and the Adviser is dependent on such information to evaluate a company’s commitment to, or implementation of, responsible practices.

U.S. Securities and Exchange Commission Page 15

Investment Objectives

30.	Comment:
With regard to the sentence that reads “To the extent practicable, the Fund will provide shareholders with 60 days’ prior written notice before changing its investment objective,” please remove the “to the extent practicable” qualifier.

	Response:	The Registrant respectfully declines to make this change as this is a common provision for registered funds.

Additional Information About Principal Investment Strategies and Risks

31.	Comment:	Form N-1A provides that the principal investment strategies required by Item 4 in the summary section should be provided in more detail in Item 9. Please describe the principal investment strategies in Item 9 that were summarized in Item 4.

Response:
Registrant respectfully declines the Staff’s comment as it believes the current “Additional Information About Investment Strategies and Risks” section sufficiently explains the Fund’s principal investment strategies and risks in more detail than in Item 4.

32.	Comment:	Please include all other information required by Item 9(b) and the corresponding instructions.

	Response:	The Registrant respectfully acknowledges the Staff’s comment; however, the Registrant believes that the referenced disclosure is appropriate and consistent with the requirements of Form N-1A.

U.S. Securities and Exchange Commission Page 16

33.	Comment:
If applicable, please add the disclosure that states that the Fund may invest a significant portion of its assets in companies of a certain sector to the “Industrials” risk disclosure and any other sector disclosure (i.e. Information Technology). Also, if the Fund intends to invest principally in the industrials sector or the information technology sector, please add corresponding risk disclosure to Item 4.

Response:
The Registrant has removed references to industrials and information technology sector risk factors and included a risk factor relating to the risks of investing in industries related to environmental sustainability.

34.	Comment:	With regard to the “Foreign Currency Transactions Risk” disclosure, please supplement the disclosure with the risks that a foreign currency contract may present. The disclosure as currently written reads more as strategy disclosure than risk disclosure.

Response:
The Registrant believes that the disclosure – specifically the first and second sentences – presents sufficient disclosure describing the risks of investments transacted in foreign currencies. Specifically, the current disclosure states:
An investment transacted in a foreign currency may lose value due to fluctuations in the rate of exchange. These fluctuations can make the return on an investment go up or down, entirely apart from the quality or performance of the investment itself.

35.	Comment:	With regard to the reference to ADRs in the last sentence of the “Foreign Securities Risk” disclosure, if investing in ADRs is a principal risk of the Fund, please add corresponding principal investment strategy disclosure.

	Response:	The requested disclosure has been added.

36.	Comment:	Please explain how the Fund will invest in the financial services sector given the Fund’s stated principal investment strategies.

	Response:	As previously stated, the referenced risk factor has been deleted.

U.S. Securities and Exchange Commission Page 17

37.	Comment:
The Staff notes that significant market events have occurred as a result of COVID-19. Please consider whether the “Market Risk” disclosure should be revised to further address how these significant events are impacting the equity securities markets. If the Registrant believes that no additional disclosure is warranted, please explain supplementally the rationale for such determination.

Response:
Registrant believes that its current disclosure, as written, sufficiently addresses the impact of COVID-19-related market events on the equity securities markets. Registrant notes that the disclosure aligns with the Market Risk disclosure within other funds of the complex which was recently considered and updated for fund prospectuses dated May 1, 2021.

Additional Investment Strategies

38.	Comment:
Derivatives are disclosed as part of the Fund’s principal investment strategies, yet are listed as an additional investment strategy in Item 9. Please add derivatives strategy disclosure to the Item 9 principal investment strategies if applicable.

U.S. Securities and Exchange Commission Page 18

Response:
The Registrant has added the following risk disclosure to its Item 4 principal risks section:
Derivatives. The use of derivatives, such as swap agreements, options, warrants, futures contracts, currency forwards and structured notes, presents risks different from, and possibly greater than, the risks associated with investing directly in traditional securities. The use of derivatives can lead to losses because of adverse movements in the price or value of the underlying currency, security, asset, index or reference rate. Derivative strategies often involve leverage, which may exaggerate a loss, potentially causing the Fund to lose more money than it would have lost had it invested in the underlying security. Also, a liquid secondary market may not always exist for the Fund’s derivative positions at times when the Fund might wish to terminate or sell such positions. Over-the-counter instruments may be illiquid, and transactions in derivatives traded in the over-the-counter market are subject to counterparty risk.
In addition, the Registrant has moved the disclosure titled “Derivatives” in the “Additional Investment Strategies” up to the section “Additional Information About Principal Investment Strategies and Risks.

39.	Comment:	The Staff notes that the “Investments in Other Equity and Fixed Income Securities” discloses that the Fund may invest in preferred stocks that may either be convertible or non-convertible stocks. Further, the Staff notes that only convertible securities that are in the money at time of investment may be counted as equity securities. Please confirm the Fund will follow this approach.

	Response:	The Registrant confirms that the Fund will follow this approach.

40.	Comment:	With regard to the “Securities Lending” disclosure, please clarify that the letters of credit referenced are irrevocable bank standby letters of credit not issued by the Fund’s lending agent.

U.S. Securities and Exchange Commission Page 19

	Response:	The Registrant confirms that the letters of credit referenced in the "Securities Lending" disclosure are irrevocable bank standby letters of credit not issued by the Fund's lending agent.

Other Information and Policies

41.	Comment:	In the second paragraph under the “Beneficiaries of Contractual Arrangements” disclosure, please remove “explicitly” and “that may not be waived”, as securities laws may not be waived away.

	Response:	The Registrant believes the disclosure is accurate as currently written, and that the requested changes would not change the meaning of the disclosure.

42.	Comment:	Please add “written” before “notice” in the section “Changing the Fund’s 80% Policy”.

	Response:	The Registrant believes the disclosure is sufficient as currently written.

Shareholder Information

43.	Comment:
Under the “Account Value and Redemption” section discussing involuntary redemptions, please confirm to the Staff whether these conditions apply to account value reductions due solely to negative performance.

	Response:	The Registrant confirms that involuntary redemptions are not expected to be applied to accounts whose value falls below the stated threshold levels due solely to negative performance.

44.	Comment:	The Staff notes that footnote 2 to the “Sales Charges” table is not reflected in the table itself. Please update accordingly.

	Response:	The Registrant has updated the “Sales Charges” to add in the reference to footnote 2.

Financial Highlights

U.S. Securities and Exchange Commission Page 20

45.	Comment:	Please supplementally provide the broad-based index for the Fund.

	Response:	The Registrant submits that the broad-based index for the Fund is the MSCI All Country World Index.

STATEMENT OF ADDITIONAL INFORMATION

Fundamental Investment Restrictions

46.	Comment:	Please add a parenthetical explaining what “outstanding voting securities” are.

Response:
The first sentence of the section “Fundamental Investment Restrictions has been updated as follows:
The following investment restrictions are in addition to those described in the Prospectus. These investment restrictions are “fundamental” and may be changed with respect to the Fund only with the approval of the holders of a majority of the Fund’s “outstanding voting securities” ~~as defined in the 1940 Act.~~ (which for this purpose and under the 1940 Act, means the lesser of (i) 67% of the shares represented at a meeting at which more than 50% of the outstanding shares are represented or (ii) more than 50% of the outstanding shares).

47.	Comment:	With regard to Restriction #7 on concentration, please disclose what sectors and industries this applies to.

Response:
Restriction #7 prevents the Fund from concentrating in a particular industry other than industries relating to environmental sustainability. As explained in the prospectus, industries relating to “environmental sustainability markets” include companies aligned with environmentally-focused aspirations, including industries such as renewable energy, smart resource management, agriculture technology, recycling, water, and advanced materials.

U.S. Securities and Exchange Commission Page 21

48.	Comment:
For purposes of Restriction 7, please provide the Registrant’s legal basis and methodology for determining that companies in the same industry with different geographic locations or investment risks would not be in the same industry. The Staff may have further questions.

Response:
The Registrant believes the explanation provided in the last paragraph of the “Fundamental Investment Restrictions” explains the Registrant’s view that companies ostensibly in the same industry may functionally be in different industries if their geographic locations result in materially different risk factors. Specifically, this paragraph states:
For the purposes of Restriction 7, companies in different geographical locations will not be deemed to be in the same industry if the investment risks associated with the securities of such companies are substantially different. For example, although generally considered to be “interest rate-sensitive,” investing in banking institutions in different countries is generally dependent upon substantially different risk factors, such as the condition and prospects of the economy in a particular country and in particular industries, and political conditions. Similarly, each foreign government issuing securities (together with its agencies and instrumentalities) will be treated as a separate industry. Also, for the purposes of Restriction 7, investment companies are not considered to be part of an industry. To the extent the Fund invests its assets in underlying investment companies, 25% or more of the Fund’s total assets may be indirectly exposed to a particular industry or group of related industries through its investment in one or more underlying investment companies.

49.	Comment:
To the extent the Fund invests in one or more underlying investment companies, please confirm that the Fund will include affiliated entities when complying with concentration policies. Please add disclosure to clarify that the Fund will include investments in affiliates when considering concentration.

U.S. Securities and Exchange Commission Page 22

	Response:	The Registrant confirms that the Fund will include affiliated entities when complying with concentration policies.

Proxy Voting Policies and Procedures

50.	Comment:	Please disclose where appropriate how the Fund will approach ESG issues in proxy voting for their portfolio. Alternatively, the Registrant should discuss why it needs no additional disclosure.

Response:
Please see the sections entitled “Environmental, Social & Governance Initiatives” on page 20 of the Glass Lewis Proxy Guidelines in Appendix A to the SAI for a description about how the Funds’ investment adviser intends to approach ESG-related proxy voting issues when the Funds vote proxies for portfolio companies.

Please do not hesitate to contact me at (202) 419-8416 or Michael Schapiro at (202) 507-5163, if you have any questions or wish to discuss any of the responses presented above.

Respectfully submitted,

/s/ Cillian M. Lynch
Cillian M. Lynch, Esquire

cc: Laura Martinez, Esquire
Jonathan Simon, Esquire
Fabio Battaglia, Esquire
Alison M. Fuller, Esquire

U.S. Securities and Exchange Commission Page 23

EXHIBIT A

Shareholder Fees (fees paid directly from your investment)

	Class A	Class I	Class Y
Maximum Sales Charge (load) imposed on purchases (as a percentage of offering price)	5.75%	0.00%	0.00%
Maximum Deferred Sales Charge (load) (as a percentage of the lesser of the net asset value or purchase price)	0.00%[1]	0.00%	0.00%

Annual Fund Operating Expenses
(expenses that you pay each year as a percentage of the value of your investment)

	Class A	Class I	Class Y
Management Fees	0.75%	0.75%	0.75%
Distribution and/or Service (12b-1) Fees	0.25%	0.00%	0.00%
Other Expenses[2]	0.28%	0.24%	0.28%
Total Annual Fund Operating Expenses	1.28%	0.99%	1.03%
Fee Waivers and/or Expense Reimbursements[3]	-0.03%	-0.04%	0.00%
Total Annual Fund Operating Expenses After Fee Waiver and/or Expense Reimbursements	1.25%	0.95%	1.03%

1 A contingent deferred sales charge for Class A shares of 1.00% for one year applies to redemptions of qualified commissionable shares purchased at or above the $1 million breakpoint level.
2 "Other Expenses" are based on estimated amounts for the current fiscal year.
3 Van Eck Associates Corporation (the “Adviser”) has agreed to waive fees and/or pay Fund expenses to the extent necessary to prevent the operating expenses of the Fund (excluding acquired fund fees and expenses, interest expense, trading expenses, dividends and interest payments on securities sold short, taxes and extraordinary expenses) from exceeding 1.25% for Class A, 0.95% for Class I, and 1.05% for Class Y of the Fund’s average daily net assets per year until May 1, 2023. During such time, the expense limitation is expected to continue until the Board of Trustees acts to discontinue all or a portion of such expense limitation.

EXPENSE EXAMPLE
The following example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds. The example assumes that you invest $10,000 in the Fund for the time periods indicated and then either redeem all of your shares at the end of these periods or continue to hold them. The example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same, and applies fee waivers and/or expense reimbursements, if any, for the periods indicated above under “Annual Fund Operating Expense.” Although your actual expenses may be higher or lower, based on these assumptions, your costs would be:

U.S. Securities and Exchange Commission Page 24

	Share Status	1 Year	3 Years
Class A	Sold or Held	$695	$955
Class I	Sold or Held	$97	$311
Class Y	Sold or Held	$105	$328